November 22, 2019

Adrian McKenzie
Chief Executive Officer
DNA Brands Inc.
6245 N. Federal Highway, Suite 504
Fort Lauderdale, FL 33308

       Re: DNA Brands Inc.
           Amendment No. 2 to
           Offering Statement on Form 1-A
           Filed November 14, 2019
           File No. 024-11053

Dear Mr. McKenzie:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 30, 2019 letter.

Offering Statement on Form 1-A/A filed November 14, 2019

Cover Page

1. There was no response to prior comment 1 and no changes to the disclosure to address the inconsistencies regarding the termination date and circumstances under which you will terminate the offering. Please advise or revise. We note, for example, that the closing date noted on the cover page continues to differ from that found in the Plan of Distribution.
Business Overview, page 3

2. We note your response to prior comment 2, but are unable to determine where you have made revisions in your Business Overview section. Please advise or revise.
 Adrian McKenzie
DNA Brands Inc.
November 22, 2019
Page 2
Liquidity, page 42

3. We note your response to prior comment 3, and related comment 4, but are unable to determine where you have made revisions in your offering circular. Please revise to address prior comments 3 and 4, in each instance as of the most recent practicable date, or advise us why you believe no revisions are needed.
Financial Statements, page F-20

4. We note the balance sheet as of December 31, 2017 is no longer presented in this amendment. Please provide the balance sheet in an amendment to your Form 1-A.
5. We note your response to prior comment 6. You stated that such information was attached.; however, we note no such information was provided in the filing. As requested, please present the statement of changes in stockholders' equity for each of the two fiscal years (i.e. December 31, 2018 and 2017) preceding the date of the most recent balance sheet. Refer to Form 1-A Part F/S (b)(4).
6. We note your response to prior comment 7. You stated that the requested information was attached; however, we note no such information was provided in the filing. Please present the beginning and ending cash balance for the year ended December 31, 2017 and reconcile the ending cash balance to the corresponding balance sheet amount.
General

7. We note your response to prior comment 8 and that you have changed your offering from
      125 million to 250 million shares. Please also change the reference from 125 million shares to 250 million shares on pages 72 and 73 under the sections "Shares Eligible for
      Future Sale" and "Plan of Distribution."
        You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert S.
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff
Attorney, at 202-551-3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



                                                           Sincerely,
FirstName LastNameAdrian McKenzie
                                                           Division of
Corporation Finance
Comapany NameDNA Brands Inc.
                                                           Office of Trade &
Services
November 22, 2019 Page 2
cc:       Donnell Suares
FirstName LastName